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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70335

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JOHNSTONE BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

117 SAN AUGUSTINE STREET
(No. and Street)

CENTER	TX	75935
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	212-668-8700	hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JEROME DAVIES, CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 SANDY PLAINS RD., SUITE 240-480	MARIETTA	GA	30066
(Address)	(City)	(State)	(Zip Code)

APRIL 25, 2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Tom R. Smith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __JOHNSTONE BROKERAGE SERVICES, LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ┌─ Signed by:
            │ *R. Thomas Smith*
            └─ B1C26404B46F445...

Title:
MANAGING PRINCIPAL

This filing** contains (check all applicable boxes):

- ◼ (a) Statement of financial condition.
- ◼ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JOHNSTONE BROKERAGE SERVICES, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

JOHNSTONE BROKERAGE SERVICES, LLC
DECEMBER 31, 2025

Table of Contents


Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Johnstone Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Johnstone Brokerage Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Johnstone Brokerage Services, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C

Marietta, GA

March 20, 2026

JOHNSTONE BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS:

Cash	$	3,294,350
Cash - restricted		67,500
Accounts receivable		1,444,384
Operating lease right of use asset		144,259
Prepaid expenses and other assets		32,090
TOTAL ASSETS	$	4,982,583

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Advisory fees payable	$	2,340,473
Due to Parent		114,686
Accounts payable and accrued expenses		72,853
Operating lease liability		148,466
TOTAL LIABILITIES		2,676,478
MEMBER'S EQUITY		2,306,105
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,982,583

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Johnstone Brokerage Services, LLC ("'Company") was formed February 2, 2019, under the laws of the state of Oregon, and converted to a Texas Limited Liability Company in December 2020. The Company is a wholly owned subsidiary of DPL Financial Partners, LLC (the "Parent"), which acquired it in April 2024. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company receives trailing commissions from investments (primarily annuities) assigned to the Company by Registered Investment Advisers, as well as marketing and administrative fees related to the distribution and sale of fee-based annuities. As a limited liability company, the member's liability is limited to it's investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("Codification" or "ASC").

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial Instruments-Credit Losses
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Accounts Receivable
The carrying amount of accounts receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There was no allowance for credit losses as of December 31, 2025.

Revenue Recognition
The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is recognized when the Company satisfies its performance obligation by transferring control over goods or services to a customer.

Commissions
The Company receives commissions and fees ("commissions") from the sale of annuities, mutual funds and 529 plans. The Company receives commissions that may be paid up front, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

For variable amounts, as the uncertainty may be dependent on the value of the investment at future points in time and/or the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and/or the investor activities are known, which are usually monthly or quarterly.

Annuity marketing and administrative fees

The Company earns annuity marketing and administrative fees from insurance carriers for the distribution and sale of fee-based annuities. These fees are not commissions but represent compensation paid by the carrier for distribution and related services. Revenue from annuity marketing and administrative fees is recognized at a point in time when the policy is funded and approved, which represents satisfaction of the Company's performance obligation.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes and, as such, does not file a separate income tax return. Accordingly, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements. The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and its decision to not file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

In cases where the implicit rate of the Company's leases are not readily determinable, the Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The operating ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Restricted Cash

As of December 31, 2025, the Company had $67,500 of restricted cash held on deposit with a bank. These funds are pledged as collateral for a line of credit.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $1,794,155 which was $1,625,340 in excess of its required net capital of $168,815.The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK

<u>Cash</u>
The Company maintains cash on deposit with several banking institutions. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on its cash deposits. At December 31, 2025, cash on deposit in excess of insured limits was $2,927,974.

<u>Revenue</u>
Commissions from two product providers were individually greater than 10% of total commissions revenue and in the aggregate represented approximately 44% of total commissions revenue for the year-ended December 31, 2025. Commissions from three product providers were individually greater than 10% of accounts receivable and in the aggregate represented approximately 52% of accounts receivable at December 31, 2025.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

<u>Operating Lease - Center, Texas</u>
The Company has a noncancellable lease for office space in Center, Texas which commenced January 1, 2024 and expires on December 31, 2028. The Company has the option to renew the lease for an additional term. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The lease is not secured by a deposit held by the landlord.

The lease is accounted for as an operating lease. Maturities of lease liabilities under the noncancellable operating lease as of December 31, 2025, are as follows:

2026	$	53,295
2027		54,698
2028		56,100
Total undiscounted lease payments		164,093
Less imputed interest		(15,627)
Total lease liability	**$**	**148,466**

The remaining lease term is 3 years, and the discount rate used was the Company's incremental borrowing rate of 6.54%

Total lease cost for the year ended December 31, 2025 amounted to $53,545.

<u>Contingencies</u>
The Company is subject to litigation in the normal course of business. The Company had no litigation in progress as of December 31, 2025.

NOTE 6– RELATED PARTY TRANSACTIONS

The Company leases office space from an entity owned by a former officer of the Company that resigned in 2025, see "Operating Lease - Center, Texas" in Note 5. For the year ended December 31, 2025, the Company paid rent of $12,973 to the related party for the period prior to the departure of the former officer. In addition, the Company provides a portion of its office space under the lease, to the Parent, for which it receives reimbursement pursuant to an expense sharing agreement. The rent expense reimbursement is based on square footage utilized by the Parent. For the year ended December 31, 2025, rent reimbursement under this agreement was $25,946 and is included in Other income on the Statement of Operations.

NOTE 6– RELATED PARTY TRANSACTIONS (CONTINUED)

For the year ended December 31, 2025 the Company incurred advisory fees of $798,769 and $33,821 respectively, to the Parent, and to a formerly affiliated entity (the "Affiliate") for which a former officer of the Company, that resigned in 2025, was an officer of the Affiliate, for providing Advisory Services (as defined in agreements) to annuity account holders. There were no advisory fees payable to the Parent or the Affiliate as of December 31, 2025.

Pursuant to an expense sharing agreement the Company is allocated a portion of compensation and benefits expense for employees that are paid by the Parent. The allocation is based on estimated time spent on Company matters and amounted to $649,513 for the year-ended December 31, 2025, and is included as Compensation and benefits expense on the accompanying Statement of Operations.

The Parent serves as agent of record ("AOR") on certain annuity policies. For such policies, the Company pays fees to Registered Investment Advisers ("RIAs") on behalf of the Parent. The Company receives reimbursement for amounts paid to RIAs and fees for administering such payments, from the Parent. The Company earned $75,586 in such fees for the year ended December 31, 2025, such amount is included in Other income on the accompanying Statement of Operations.

As of December 31, 2025 the Company had $114,686 payable to the Parent pursuant to the expense sharing agreement (net of fees for administering payments to RIAs) which is reflected as Due to Parent on the accompanying Statement of Financial Condition.

Financial position and results of operations could differ from the amounts in the financial statement if the above transactions were with entities that were not related.

NOTE 7 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including: mutual fund retailer - on an application-way basis; broker selling variable life insurance or annuities; and municipal securities broker (i.e, 529 plans). The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB has established the ASC as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through the date the financial statement were issued for possible disclosure and recognition in the financial statements. The Company has determined that no events took place that would have a material impact on its financial statements.